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EXHIBIT 12.1

Davco Acquisition Holding Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended September 26, 1999		Year Ended October 1, 2000		Year Ended September 30, 2001		Year Ended September 29, 2002		Year Ended September 28, 2003		Quarter Ended December 28, 2003
	(In thousands)
Net income (loss) before taxes	$(1,225)		$1,093		$(18,152)		$1,791		$3,042		(4,937)
Amoritization of deferred financing costs	329		411		731		1,497		1,536		384
Interest expense	15,103		14,735		14,559		14,946		13,645		3,171
Interest component of lease rental expense	3,267		2,953		3,048		2,867		2,530		611

Income as adjusted	$17,474		$19,192		$186		$21,101		$20,753		(771)
Fixed charges
Amoritization of deferred financing costs	$329		$411		$731		$1,497		$1,536		384
Interest expense	15,103		14,735		14,559		14,946		13,645		3,171
Interest component of lease rental expense	3,267		2,953		3,048		2,867		2,530		611
Capitalized interest	$403		$246		$67		—		—		—

Total fixed charges	$19,102		$18,345		$18,405		$19,310		$17,711		$4,166
Ratio of earnings to fixed charges	0.91	x	1.05	x	0.01	x	1.09	x	1.17	x	(0.19	)x
Deficit of earnings to fixed charges	(1,628)		—		(18,219)		—		—		(4,937)

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EXHIBIT 12.1